PACIFIC MERCANTILE BANCORP

949 South Coast Drive, Suite 300

Costa Mesa, California 92626

(714) 438-2525

July 24, 2012

VIA EDGAR

Division of Corporation Finance

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Attention:    David Lin

Re:	Pacific Mercantile Bancorp (File No. 000-30777):
Form 10-K for the Fiscal Year Ended December 31, 2011

Ladies and Gentlemen:

Set forth in the attachment to this letter are the detailed responses of Pacific Mercantile Bancorp to the comments of the Staff of the Securities and Exchange Commission (the “Staff”), in its letter to us dated July 10, 2012 (the “Comment Letter”) relating to our Annual Report on Form 10-K for the fiscal year ended December 31, 2011. For ease of review, we have set forth, in the attachment, each of the Staff’s comments and our responses thereto, in the same chronological order as the comments were set forth in the Comment Letter.

If you have any questions or would like to discuss these responses with us, please do not hesitate to call me at (714) 438-2525.

Sincerely,

/s/ NANCY A. GRAY
Nancy A. Gray, Senior Executive Vice President and Chief Financial Officer

Enclosure

RESPONSES OF

PACIFIC MERCANTILE BANCORP TO THE COMMENT LETTER DATED JULY 10, 2012

FROM THE STAFF OF THE SECURITIES AND EXCHANGE COMMISSION RELATING

TO THE ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2011

Item 13. Certain Relationships and Related Transactions, and Director Independence.

Definitive Proxy Statement on Schedule 14A

Certain Transactions, page 24

1. Staff Comment. We note that you have more than tripled the leased space for your Mortgage Banking Division during your last fiscal year, despite originating significantly fewer loans than in previous years. We do not see any discussion in your MD&A or elsewhere that explains this type of growth. We also note that this transaction was made with a related party. Please amend your 10-K to provide the information required by Item 404(a) of Regulation S-K, including the identity of the related party and the related party’s relationship to the company. In addition, please tell us, with a view toward revised disclosure, how the board determined this physical expansion was warranted in light of your financial difficulties.

Response.

The Staff’s comment that we originated fewer [mortgage] loans than in previous years is not correct. In 2011 our mortgage loan business grew substantially in the dollar volume of both the mortgage loans we originated and the sales of those loans into the secondary market. That growth was largely attributable to (i) historically low interest rates, which led to increased demand for mortgage loan refinancings by homeowners in our markets, and (ii) declining real estate prices which, coupled with the low interest rates, led to increases in the demand for mortgage loans to finance purchases of homes. At the same time, we succeeded in attracting additional institutional investors in the secondary mortgage market for our mortgage loan products. To support this growth, throughout 2011 we added more mortgage personnel and, as a result, as disclosed at page 5 of the 2011 10-K, the number of mortgage personnel we employed at December 31, 2011 was 126% greater than at December 31, 2010.

In addition, based on the mortgage loan commitments outstanding at December 31, 2011, we anticipated this growth would continue, as was later confirmed in the first quarter of 2012, when mortgage banking revenues increased by $3.7 million, or 440%, to $4.5 million from $839,000 in the first quarter of 2011. That increase was disclosed in our Quarterly Report, which we filed with the Commission on May 7, 2012, on Form 10-Q for our quarter ended March 31, 2012.

As indicated below, the growth in our mortgage loan origination business in 2011 was discussed in several places in our 2011 10-K, including in the MD&A:

Item 1 - Business, Page 5:

“The Bank has grown its residential mortgage business from originating approximately $217 million in loans in 2010 with approximately 94 employees at December 31, 2010, to originating approximately $370 million in loans in 2011 with approximately 212 employees at December 31, 2011.”

Item 7 - Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview of Fiscal 2011 Operating Results, Page 38:

“Increase in Noninterest Income. Noninterest income increased in 2011 by approximately $1.5 million, or 21.5%, to $8.3 million, from $6.8 million in 2010. That increase was due primarily to a $2.3 million, or 62.3%, increase in our mortgage banking revenue, which was attributable to a substantial increase in the volume of mortgage loans that we originated and sold into the secondary mortgage market.”

Item 7 - Management’s Discussion and Analysis of Financial Condition and Results of Operations – Financial Condition – Loans Held for Sale, Page 52:

Finally, the growth in the Bank’s mortgage loan business also was captured in the following table on page 52 of the 2011 10-K:

	Year Ended December 31,
	2011		2010
	(In thousands)
Single family mortgage loans funded	$369,688		$217,050
Single family mortgage loan sales	304,253		202,902
Loans held for sale	66,230	(1)	12,469

(1)	Includes $42 million of mortgage loans carried at fair value.

It is also respectfully submitted that the Staff’s comment, suggesting that financial difficulties made our decision to increase the square footage under lease unwarranted, is also erroneous. As shown in the Company’s 2011 audited consolidated financial statements contained in the 2011 10-K, the Company generated net earnings of $11.6 million for the year ended December 31, 2011 and, at December 31, 2011, its cash and cash equivalents totaled more than $96 million.

Moreover, we respectfully submit that the Board’s decision to increase the leased space for the Mortgage loan business was warranted in light of (i) the 62% increase in mortgage banking revenues during 2011 and the resulting increase in staffing, (ii) an increase in mortgage loan commitments at December 31, 2011, which reflected continuing growth in the demand for mortgage loans from consumers, and (iii) continuing demand from institutional mortgage investors in the secondary mortgage market seeking to purchase FHA and VA conforming mortgage loans from us.

Response to Comment Regarding Item 404(a) of Regulation S-K

The failure to identify the related party and his relationship to the Company was wholly inadvertent. That information was contained in the paragraph below which was to have preceded the disclosures regarding the lease transactions during 2011 contained in the Company’s proxy statement. That paragraph somehow dropped out of the proxy statement when it was printed.

“The landlord from which the Bank leases its headquarters offices and an office where it operates one of its financial centers is a limited partnership of which Mr. Argyros, one of the Company’s directors, is the majority equity owner and the CEO of its general partner. The leases were originally entered into in 2000 and were renewed in May 2009, each for a term of seven years, at base rents of $50,510 and $7,027 per month in the first year, increasing by approximately 2% per year thereafter. Both the entry and the renewal of these leases took place prior to the time when Mr. Argyros became a director of the Company.”

In accordance with the Staff’s comment, we will be filing an amendment, on Form 10-K/A, to include the above paragraph, along with the disclosures that were already contained in our Proxy Statement regarding the 2011 lease transactions, in Item 13 of the 2011 10-K.

We believe it is relevant to note the following with respect to this matter:

(1) All of the material terms of the 2011 lease transactions were disclosed at page 24, under the caption “Certain Transactions”, of this year’s definitive Proxy Statement, filed with the Commission on April 18, 2012; and

(2) The identity of the related party was disclosed in the definitive Proxy Statement, filed with the Commission on May 2, 2011, for our 2011 Annual Meeting.

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its Annual Report on Form 10-K for the Year Ended December 31, 2011;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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